Filed by Malvern Bancorp, Inc (Commission File No. 333-181798)

Pursuant to Rule 425 Under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Malvern Federal Bancorp, Inc. (Commission File No. 001-34051)

Company Contact:
Ronald Anderson
President and Chief Executive Officer
(610) 644-9400

Malvern Bancorp, Inc. to Commence Stock Offering

Paoli, Pennsylvania, August 22, 2012 - Malvern Federal Bancorp, Inc. ("Malvern Federal Bancorp") (Nasdaq: MLVF), announced today that Malvern Bancorp, Inc., a Pennsylvania corporation ("Malvern Bancorp-New") and the proposed holding company for Malvern Federal Savings Bank (the “Bank”), and Malvern Federal Mutual Holding Company have received conditional regulatory approval for Malvern Bancorp-New to commence its stock offering in connection with Malvern Federal Mutual Holding Company’s proposed mutual-to-stock conversion. Additionally, the registration statement relating to the sale of common stock of Malvern Bancorp-New has been declared effective by the Securities and Exchange Commission.

Malvern Bancorp-New is offering for sale between 2,337,500 and 3,162,500 shares of common stock at $10.00 per share. Malvern Bancorp-New may increase the number of shares that it sells in the offering, without notice to persons who have subscribed for shares, by up to 15%, to 3,636,875 shares, as a result of market conditions or demand for shares.  The shares being offered for sale represent the 55.5% ownership interest in Malvern Federal Bancorp’s common stock now owned by Malvern Federal Mutual Holding Company.

At the conclusion of the conversion and offering, shareholders of Malvern Federal Bancorp, other than Malvern Federal Mutual Holding Company (the “public shareholders”), will have their shares of common stock of Malvern Federal Bancorp exchanged for between 0.6908 and 0.9346 shares of Malvern Bancorp-New, subject to a 15% increase of up to 1.0748 shares, depending on the number of shares sold in the offering. The exchange will result in the current public shareholders of Malvern Federal Bancorp owning approximately the same percentage of Malvern Bancorp-New as they owned of Malvern Federal Bancorp. Malvern Bancorp-New will be 100% publicly owned, and Malvern Federal Bancorp and Malvern Federal Mutual Holding Company will each cease to exist upon completion of the conversion and offering.  The number of shares to be sold in the offering and issued to public shareholders of Malvern Federal Bancorp in the share exchange is based on an independent appraisal of the estimated pro forma market value of Malvern Bancorp-New.

The completion of the conversion and offering is subject to, among other things, selling a minimum of 2,337,500 shares in the offering, the receipt of all necessary final regulatory approvals and the receipt of the approval of the members of Malvern Federal Mutual Holding Company (who are the Bank’s eligible depositors and certain borrowers) as well as the shareholders of Malvern Federal Bancorp. Special meetings will be held on October 2, 2012 to consider and vote upon approval of the plan of conversion and reorganization and the transactions contemplated thereby.

The shares are being offered in a subscription offering with first priority to depositors of the Bank with a qualifying deposit as of December 31, 2010, second priority to depositors of the Bank with a qualifying deposit as of June 30, 2012 and then depositors of the Bank as of August 6, 2012 and borrowers of the Bank as of December 31, 1990 whose loans continued to be outstanding as of August 6, 2012.  Concurrently with the subscription offering, Malvern Bancorp-New is offering shares of common stock to members of the general public in a community offering, with preference given first to persons residing in Chester and Delaware Counties, Pennsylvania, and then to public shareholders of Malvern Federal Bancorp as of August 9, 2012. The subscription and community offerings are expected to expire at 2:00 p.m., Eastern Time, on September 21, 2012. Shares of common stock not subscribed for in the subscription and community offerings may be offered to the public in a syndicated community offering or underwritten public offering that will commence at a later date.

Malvern Bancorp-New has established a Stock Information Center, which will open on August 24, 2012. The Stock Information Center's telephone number is 1-877-643-8196. Hours of operation will be from 10:00 a.m. to 4:00 p.m., Monday through Friday except bank holidays. A copy of the prospectus and stock order form may be obtained by contacting the Stock Information Center.

A community meeting regarding the conversion and offering and the business of Malvern Federal Savings Bank and Malvern Federal Bancorp will be held on September 10, 2012 at 7:00 p.m. Eastern Time, at the Sheraton Great Valley Hotel, Frazer, Pennsylvania.  Reservations may be made by contacting the Stock Information Center.

The transaction is currently expected to close in October 2012. Stifel, Nicolaus & Company, Incorporated is assisting Malvern Bancorp-New in selling its common stock in the offering.

Malvern Federal Bancorp, Inc. is the “mid-tier” holding company for Malvern Federal Savings Bank.  Malvern Federal Savings Bank is a federally-chartered, FDIC-insured savings bank that was originally organized in 1887.  The Bank conducts business from its headquarters in Paoli, Pennsylvania, a suburb of Philadelphia, as well as eight other financial centers located throughout Chester and Delaware Counties, Pennsylvania.

This press release contains certain forward-looking statements about the conversion and offering.  Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts.  They often include words such as “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.”  Forward-looking statements, by their nature, are subject to risks and uncertainties.  Certain factors that could cause actual results to differ materially from expected results include delays in consummation of the conversion and offering, difficulties in selling the common stock or in selling the common stock within the expected time frame, increased competitive pressures, changes in the interest rate environment, general economic conditions or conditions within the securities markets, and legislative and regulatory changes that could adversely affect the business in which Malvern Federal Bancorp, Inc. and Malvern Federal Savings Bank are engaged.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission (“SEC”).  This press release is neither an offer to sell nor a solicitation of an offer to buy common stock.  The offer will be made only by means of the written prospectus forming part of the registration statement (and, in the case of the subscription offering, an accompanying stock order form).

The new holding company, named “Malvern Bancorp, Inc.,” has filed a proxy statement/prospectus concerning the conversion with the SEC.  Shareholders of the existing Malvern Federal Bancorp are urged to read the proxy statement/prospectus because it contains important information.  Investors are able to obtain all documents filed with the SEC by the new holding company free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by the new holding company are available free of charge from the Corporate Secretary of Malvern Bancorp at 42 East Lancaster Avenue, Paoli,  Pennsylvania 19301, telephone (610) 644-9400.  The directors, executive officers, and certain other members of management and employees of Malvern Federal Bancorp are participants in the solicitation of proxies in favor of the conversion and reorganization from the shareholders of Malvern Federal Bancorp.  Information about the directors and executive officers of Malvern Federal Bancorp is included in the proxy statement/prospectus filed with the SEC.

The shares of common stock of Malvern Bancorp, Inc. are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.